
NATURAL WAY

Quinn Simkins · 2nd

Co-Founder at Natural Way Food Group

Fayetteville, Arkansas, United States · Contact info

500+ connections

1 mutual connection: Jared Newmark

Connect | Message | More

Natural Way Food Group

University of Arkansas

About

Experienced Co-Founder with a demonstrated history of working in the food & beverages industry. Skilled in Research, Microsoft Excel, Management, and Customer Service. Strong entrepreneurship professional with a Bachelor's degree focused in Finance and Accounting from University of Arkansas.

Featured

Image

NATURAL WAY™

Natural Way Food Group

Natural Way Food Group was started by Austin and Quinn Simkins in 2017. We offer a line of innovative peanut butter and almond butter that is made with olive oil, and comes in various delicious flavors! Find our products in over 500 locations nationwide.

Activity

1,312 followers

Quinn Simkins commented on a post • 3mo

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's pla ...show more

23 · 1 comment

Quinn Simkins commented on a post • 3mo

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's pla ...show more

27 · 1 comment

Show all activity →

Experience

Co-Founder
Natural Way Food Group
Jan 2017 - Present · 5 yrs 7 mos
Fayetteville, Arkansas Area

Financial Analyst Intern
Tyson Foods
Jan 2017 - May 2018 · 1 yr 5 mos
Springdale, Arkansas

Education

University of Arkansas
Bachelor's degree, Finance and Accounting
2014 - 2018
Grade: 4.0

Skills

Public Speaking

Endorsed by 2 colleagues at Tyson Foods

9 endorsements

Microsoft Excel

Endorsed by 2 colleagues at Tyson Foods

9 endorsements

Microsoft Word

7 endorsements

Show all 12 skills →

Interests

Influencers | Companies | Schools



Dan Sanker · 2nd
President at CaseStack Retail Supplier Solutions (Hub Group)
411,658 followers